Next Boatworks, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31st, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Next Boatworks, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31st, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 14, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	7,727	24,345
Accounts Receivable	9,380	-
Prepaid Expenses	-	3,500
Inventory	64,234	2,112
Total Current Assets	81,341	29,957
Non-current Assets		
Electrical Upgrade, Furniture & Fixtures, & Machinery & Equipment, net of Accumulated Depreciation	446,246	163,609
Intangible Assets: Software, IP, & R&D, net of Accumulated Amortization	4,584	4,916
Total Non-Current Assets	450,830	168,525
TOTAL ASSETS	532,171	198,482
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	27,138	34,515
Accrued Expenses	926	-
Customer Deposits	122,550	-
Total Current Liabilities	150,614	34,515
Long-term Liabilities		
Equipment Leases	285,958	-
Notes Payable	25,274	-
Total Long-Term Liabilities	311,232	-
TOTAL LIABILITIES	461,846	34,515
EQUITY		
Member's Capital	70,325	163,967
Total Equity	70,325	163,967
TOTAL LIABILITIES AND EQUITY	532,171	198,482

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	3,087	44,624
General and Administrative	293,848	95,584
Research and Development	2,850	776
Rent and Lease	57,978	7,335
Depreciation	146,601	29,296
Amortization	333	16,441
Total Operating Expenses	504,697	194,056
Operating Income (loss)	(504,697)	(194,056)
Other Income		
Other	25,524	-
Total Other Income	25,524	-
Other Expense		
Interest Expense	16,630	-
Total Other Expense	16,630	-
Provision for Income Tax	-	-
Net Income (loss)	(495,801)	(194,055)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(495,801)	(194,055)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	146,601	29,296
Amortization	333	16,441
Accounts Payable	(7,376)	31,933
Accrued Liabilities	926	-
Inventory	(62,122)	(810)
Accounts Receivable	(9,380)	-
Prepaid Expenses	3,500	-
Customer Deposits	122,550	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	195,031	76,860
Net Cash provided by (used in) Operating Activities	(300,770)	(117,195)
INVESTING ACTIVITIES		
Equipment	(415,269)	(152,803)
Furniture & Fixtures	(3,705)	-
Electrical Upgrade	(10,263)	-
Software	-	(5,000)
Other	-	-
Net Cash provided by (used by) Investing Activities	(429,237)	(157,803)
FINANCING ACTIVITIES		
Debt Issuances	311,232	-
Member's Capital, net of distributions	402,158	285,167
Net Cash provided by (used in) Financing Activities	713,390	285,167
Cash at the beginning of period	24,345	14,176
Net Cash increase (decrease) for period	(16,618)	10,169
Cash at end of period	7,727	24,345

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2020	72,855
Capital Contributions	315,729
Capital Distributions	(30,562)
Net Income (Loss)	(194,055)
Ending Balance 12/31/2020	163,967
Capital Contributions	411,671
Capital Distributions	(9,512)
Net Income (Loss)	(495,801)
Ending Balance 12/31/2021	70,325

Next Boatworks, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Next Boatworks LLC ("the Company") was formed in Delaware on May 1st, 2016, to design, manufacture, market, and distribute coastal rowing boats and accessories to customers in all countries. The Company is headquartered in Bristol, Rhode Island, which currently is also the location of its sole manufacturing operation. Production of boats commenced in October of 2021, and delivery of completed boats commenced in January of 2022.

The Company will conduct a crowdfunding campaign under Regulation CF in 2022 to raise operating capital, and to fund expansion of its product line.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Other Income

Other Income of $25,524 in 2021 primarily consists of income generated from renting equipment and from selling equipment for which there was a surplus.

Customer Deposits

Customer deposits of $122,550 as of December 31st, 2021, are nonrefundable deposits for boats paid for in 2021, but not delivered until 2022.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31st, 2021.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/21**
Electrical Upgrade	40	10,263	150	-	10,113
Furniture & Fixtures	7-10	6,633	2,837	-	3,796
Machinery & Equipment	5-10	725,869	293,532	-	432,337
Grand Total	**-**	**742,765**	**296,519**	**-**	**446,246**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs,

which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

A summary of the Company's intangibles is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Software License Transfer Fee	15	5,000	416	-	4,584
Intellectual Property	5	76,400	76,400	-	-
Research and Development	5	5,391	5,391	-	-
Grand Total	**-**	**86,791**	**82,207**	**-**	**4,584**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company leases its manufacturing and office space in Bristol, Rhode Island, under a triple net, three-year lease with monthly payments of $3,798 (base rent plus 6.6% share of total operating expense) and expiring on September 30th, 2024. Rental payments adjust annually on October 1st, based on the prior year's CPI. The lease includes a three-year renewal option, expiring on September 30th, 2027. Future minimum lease payments as of December 31st, 2021 are as follows:

Year Ending December 31st,	Payment
2022	45,573
2023	45,573
2024	45,573
2025	45,573
2026	45,574
Thereafter	45,574

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

On November 20th, 2021, the Company entered into a capital equipment lease agreement with an implied interest rate of 9.99% and a maturity date in 2025. Monthly payments of $467 are required.
Equipment financed is a sixty-ton hydraulic press. As of December 31st, 2021, the balance of the lease was $17,781

On May 27th, 2021 the Company entered into a capital equipment lease agreement with an implied interest rate of 8.8% and a maturity date in 2026. Monthly payments of $219 are required.
Equipment financed is a walk-in freezer. As of December 31st, 2021, the balance of the lease was $9,931.

On June 25th, 2021 the Company entered into a capital equipment lease agreement with an implied interest rate of 8.8% and a maturity date in 2026. Monthly payments of $183 are required.
Equipment financed is a resin injection machine. As of December 31st, 2021, the balance of the lease was $8,019.

On June 26th, 2021 the Company entered into a capital equipment lease agreement with an implied interest rate of 8.8% and a maturity date in 2026. Monthly payments of $105 are required.
Equipment financed is a 3D printer. As of December 31st, 2021, the balance of the lease was $4,599.

On September 15th, 2021, the Company entered into a capital equipment lease agreement with an implied interest rate of 9.75% and a maturity date in 2026. Monthly payments of $2,769 are required.
Equipment financed is a spray booth. As of December 31st, 2021, the balance of the lease was $146,133.

On October 15th, 2021, the Company entered into a capital equipment lease agreement with an implied interest rate of 13.00% and a maturity date in 2026. Monthly payments of $2,381 are required.
Equipment financed is a spray booth. As of December 31st, 2021, the balance of the lease was $99,525.

On October 22nd, 2021, the Company entered into a working capital loan agreement with an interest rate of 28.5% and a maturity date in 2022. Weekly payments of $727 are required. As of December 31st, 2021, the balance of the loan was $25,274.

See Note 7 – Subsequent Events disclosure for details of capital leases and capital loan agreement entered into after December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$103,954
2023	$73,423
2024	$73,423
2025	$52,498
2026	$7,934
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of interest owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 14, 2022, the date these financial statements were available to be issued.

On May 16th, 2022 the Company entered into a capital equipment lease agreement with an implied interest rate of 11.93% and a maturity date in 2027. Monthly payments of $1,763 are required. The equipment financed is a paint prep station with tooling.

On September 8th, 2022, the Company, in exchange of a cash contribution of $88,000, admitted a new Member.

On September 8th, 2022, the Company, in exchange of a cash contribution of $35,000, admitted a new Assignee.

On September 8th, 2022, the Company, in exchange of a cash contribution of $220,000, admitted a new Assignee.

On September 8th, 2022, a co-founder contributed an additional $241,000 to the Company.

On October 8th, 2022, the Company entered into a working capital loan agreement with an interest rate of 10.24% and a maturity date in 2023. Monthly payments of $1,362.50 are required.

On September 25th, 2022, the Company entered into a working capital loan agreement with an interest rate of 11.19% and a maturity date in 2023. Monthly payments of $2,725 are required.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.